Atlantic City Electric Company
                                                 Delmarva Power & Light Company
                                                        Docket No. EC97-___-000
                                                                  Ex.__________



                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION


                           TESTIMONY OF JOHN C. DALTON

                               FILED ON BEHALF OF

                         ATLANTIC CITY ELECTRIC COMPANY

                         DELMARVA POWER & LIGHT COMPANY


 1.      Q:    Please state your name, occupation, and business address.

         A: My name is John C. Dalton. I am a Vice President and Principal of Reed Consulting Group (RCG), 200 Wheeler Road, Burlington, Massachusetts 01803.

 2.      Q:    Please describe your educational background and professional qualifications.

         A: I graduated from Brown University with a Bachelor of Arts Degree in Economics in 1980 and received a Masters in Business Administration from Boston University in 1987.

               From 1981 to 1984, I was employed by the Massachusetts Department of Environmental Protection as an environmental planner and staff economist. In 1984, I joined the Massachusetts Energy Facilities Siting Council (Siting Council) as a staff economist responsible for reviewing the demand forecasts and supply plans of Massachusetts electric and natural gas utilities. In 1987, I joined R.J. Rudden, a management consulting firm specializing in energy matters, as a consultant. In 1988, I left R.J. Rudden with others to form RCG. While at RCG, I have managed many of RCG's market power analysis assignments. Specifically, I have served as Responsible Officer or Project Manager in our market power consulting assignments for Orange & Rockland Utilities, Inc., the Province of Ontario's Advisory Committee on Competition in Ontario's Electricity Sector, Ocean State Power, NORSTAR Energy Limited Partnership, Delmarva Power & Light Company, Avoca Natural Gas Storage, Steuben Gas Storage Company, the Cove Point LNG Limited Partnership, and Pacific Gas & Electric. Exhibit ___(JCD-2) reviews my professional experience and background.

3.       Q:    Have you testified  before any regulatory  agencies prior to this case?

         A: Yes. I have testified before the Massachusetts Department of Public Utilities, the Massachusetts Siting Council, and the Rhode Island Public Utilities Commission on various matters pertaining to electric utility resource planning and procurement. In addition, I have prepared a number of reports and affidavits for market power analyses that have been submitted to the Federal Energy Regulatory Commission (FERC or Commission).

4.       Q:    What is the purpose of your testimony?

         A: RCG has been engaged by Delmarva Power & Light Company (DP&L) and Atlantic City Electric Company (AE) to evaluate whether their proposed merger as subsidiaries under a holding company (Newco) would significantly lessen competition in their relevant markets as a result of the consolidation of their generation and transmission facilities.

               My  testimony   summarizes  the  various   analyses  that  I
               performed  to  evaluate  the   implications   of  the  merger  on
               competition in the relevant markets that would be affected by the merger.

               I prepared the report attached hereto as Exhibit ____ (JCD-1), which is an "Assessment of the Competitive Implications of the Proposed Merger between Delmarva Power & Light Company and Atlantic City Electric Company."

               This report presents my findings on the impact of the merger on the competitiveness of the markets in which DP&L and AE currently operate. In light of proposals to restructure the Pennsylvania-New Jersey-Maryland (PJM) Interconnection, in which both DP&L and AE are members, I also assessed the impact of the merger on a market that is restructured consistent with the general framework outlined in these proposals. I found that the proposed merger will not lessen competition either in the restructured PJM Pool or under the existing market structure.

5.      Q:     Please  summarize your  conclusions on the  competitive
               implications of the DP&L and AE merger.

        A: As described in detail in my attached report, I have found the following:

                         1. The  proposed  merger  between  DP&L and AE will not
                    lessen competition in any of the merged company's relevant markets.

                         2. During the short-run  period,  which consists of the
                    first four years after the merger is completed, i.e., 1998 to 2001, the merged company is projected to have no uncommitted capacity, which is an indicator of a supplier's ability to make firm bulk power sales. Therefore, the proposed merger will have no effect on market concentration in the merged company's short-run firm bulk power markets and will not lessen competition in these markets.

                         3. My analysis of the non-firm energy markets indicates
                    that  the  merger  will  not  lessen  competition  in  these markets. This analysis evaluated the merged company's non-firm energy markets using the Commission's traditional hub and spoke analysis framework and an analysis, i.e., the Eastern PJM analysis, which reflected both increased transmission access through the PJM 500 kV facilities and the influence of transmission constraints on the scope of the geographic market. (This Eastern PJM analysis recognizes that there is a constraint on power flows on the 500 kV facilities from the western and central portions of PJM across the so-called Eastern Interface into the eastern portion of PJM where DP&L and AE are located.) Most importantly, the merged company's highest share of installed capacity in its relevant geographic markets is projected to be 14.5%, which is well below the 20% market share that the Commission has used as an indicator of the lack of market power. Furthermore, the increases in the market concentration levels for the non-firm energy markets suggest that the merger will not reduce competition within the merged company's relevant markets, given the conservative market definitions utilized, and the divergent interests among electric utilities.

                         4. In the restructured  PJM markets,  for both relevant
                    geographic markets evaluated and all of the capacity measures considered, the merged company's market share is below the 20% level that the FERC has found to be an indicator of a lack of market power. This indicates that the unilateral exercise of market power by the merged company is unlikely. Furthermore, the collective exercise of market power is unlikely given the difficulty of reliably forecasting industry demand, output levels, and the prices to be offered by competitors and the significant incentives provided by the bilateral market for rivals to cheat on any tacit or explicit pricing arrangements. Finally, the markets are moderately concentrated and the increases in market concentration from the merger are below the safe harbor thresholds identified by the Department of Justice (DOJ) and the Federal Trade Commission (FTC) in their Horizontal Merger Guidelines in all cases except for one of four capacity measures evaluated. This one exception occurs in the most narrowly defined market, which is a relevant market only during those limited periods when the PJM's Eastern Interface is constrained. For all other periods, a broader market definition would be appropriate. In light of the factors discussed above, the merged company would not be able to exercise unilaterally any market power even in the most narrowly- drawn geographic market for this one capacity measure. Therefore, I found that, with respect to all relevant markets, the merger will not lessen competition in a restructured PJM market.

                         5. The merging companies do not control any barriers to
                    entry and, as such, the proposed merger will not reduce the competitiveness of the long-run bulk power market.

                         6. FERC's open access  transmission tariff requirement,
                    the joint Order No. 888 tariff submitted by DP&L and AE, the limited strategic value of the merging companies' transmission facilities, and the proposed ISO for the PJM Pool will ensure that the merged company is unable to use its transmission facilities to exercise market power. Therefore, the merger will not provide the merged company with market power in the transmission market.

                         7. The  proposed  merger  will  not have a  significant
                    effect on retail competition.

6.      Q:     What methods of assessing  the  competitive  effects of
               the merger did you use?

        A:     As "threshold" or "screening" measures of market power,
               I used the following methods: (1) For market share, I compared the merged company's market share to the 20% threshold which has been applied in the past by the FERC as an indicator of the lack of market power; and to DOJ's 35% leading firm standard; and (2) For market concentration, I utilized DOJ's and the Federal Trade Commission's (FTC) "1992 Horizontal Merger Guidelines" and have calculated market concentrations using the Herfindahl-Hirschman Index
               (HHI). The merger passed this initial screen: if the market was unconcentrated; moderately concentrated and the change in HHI due to the merger was less than 100; or heavily concentrated and the change in HHI due to the merger was less than 50.

               In  addition   to   assessing   market   shares  and  market
               concentration to determine the competitive effects of a merger, I also considered the following factors: (1) the likelihood that sellers can effectively coordinate their behavior to achieve an uncompetitive result; (2) the degree to which the market definition applied accurately reflects the competitive alternatives that are likely to be available to the utilities in the relevant market; and (3) the relative ease of market entry. Each of these issues is discussed in greater detail, as appropriate, in my report.

7.      Q:     What are the relevant product markets that you analyzed?

        A: As more fully described in my report, I found the following to be the relevant product markets for the merged company:

                    (1) The  short-run  bulk power  market,  including  the four years 1998-2001; and

                    (2) The long-run  bulk power  market,  including  any period extending beyond the short-run period. Because the PJM Pool is in the midst of a potential restructuring, I performed analyses for both the existing PJM market structure and for a restructured PJM market.

               I subdivided the bulk power market into two different types of products, consistent with FERC precedent:

                    (1) Firm Bulk Power  Transactions,  which I  assessed  using uncommitted capacity as an indicator of a seller's ability to make firm power sales; and


                    (2) Non-Firm  Energy  Transactions,  where I used  installed capacity as a measure of a seller's ability to make these sales.

8.      Q:     How did you define the relevant  geographic  markets for the
               DP&L and AE merger?

        A: I followed the FERC's prior merger analyses and adopted a "Hub and Spoke" approach, including first and second tier suppliers, for the existing PJM market structure. As described in my report, this method determined four "hubs" to be analyzed:
               PSE&G, PECO, GPU and the Transmission Dependent Utilities (TDUs). As explained in my report, the analyses would be the same for each TDU, and, thus, each of the TDU markets is validly described by a single analysis. To assess the influence of transmission constraints on the scope of the relevant geographic market, I conducted an additional analysis of the Eastern PJM market that reflects the Eastern Interface transmission constraint. For the restructured PJM market, I conservatively focused on the Eastern Zone of PJM because there is a transmission constraint that limits the flow of electricity into the Eastern Zone portion of PJM about 4% of the time, based on historic data. I also analyzed the entire PJM as a geographic market, which would represent the market during the roughly 96% of the year when constraints do not exist on the Eastern Interface.

9.      Q:     Starting with the existing  market  structure,  what are the results of your analyses?

        A:     For the Short-Run  Firm Bulk Power Market,  neither DP&L nor
               AE has any uncommitted capacity in the four years 1998-2001 (they both are "short" on capacity). Therefore, the merger won't affect market concentration and won't reduce competition in any geographic market.

               For the  Non-Firm  Energy  Market,  using  the hub and spoke
               framework,   my  market  concentration  analysis  to  define  the
               geographic market indicated the following:



                              Newco                 HHI                HHI                 Market              Pass
Hub Market                 Market Share         Post-Merger          Increase           Concentration         Screen

PECO
 -  without
    BGE/PEPCO
    Merger                    10.0%                 1771                48               Moderately            Yes
 -  with
     BGE/PEPCO
     Merger                    8.8%                 1809                37                 Heavily             Yes
PSE&G                          9.4%                 1688                42               Moderately            Yes
GPU                            9.5%                 1339                43               Moderately            Yes
TDUs                          14.5%                 2640               102                 Heavily              No


               The first four of these markets easily pass the screening test used by the DOJ/FTC. The TDU market hub does not pass the screen, which is an increase of 50 or less in the HHI for a "heavily concentrated" market. However, I believe that the reported increases in HHIs under the hub and spoke analysis overstate the true level of increase in market concentration from the proposed merger, since the market definition that I applied in this analysis is conservative and results in a narrow market definition. I conservatively assumed that the merger would not increase the geographic scope of the market and only considered the non-firm energy that would be available to the market hub utility from other PJM members that are directly interconnected with the market hub or that the market hub could access through the merged company's open access tariff. An analysis of the non-firm energy transactions for the investor-owned market hub utilities indicates that over 50% of their purchases from utilities were from utilities that were outside of the geographic market definition that I used. This verifies the reasonableness of applying a less conservative approach that would broaden the geographic market and, thus, reduce the calculated change in market concentration as a result of the merger.

               For the Eastern PJM analysis, the increase in the HHI is 96 and the market is considered to be a heavily concentrated market. The Eastern PJM market definition that I employed also represents a narrow definition of the merged company's relevant market and understates the alternatives that are available to the Eastern PJM utilities. Specifically, the analysis only considered the transfer capability of the 500 kV system, i.e., 6,900 MW. For planning purposes, the PJM uses a total transfer capability over the Eastern Interface which is approximately 10,000 MW, which would reduce the merged company's market share and consequently reduce the increase in the HHI from the merger to 80. Finally, this Eastern PJM market represents a relevant market for the merged company only during the period that the Eastern Interface is constrained. When the Eastern Interface is unconstrained, a broader geographic market definition is appropriate. Based on historic data, a broader market definition would be appropriate for approximately 96% of the year. Another indication of the narrowness of the market definition that I employed for the hub and spoke and Eastern PJM analyses is that no consideration was given to the non-firm energy that would be available from power marketers, independent power producers, and other prospective suppliers, even though these entities represent a significant presence in the market as demonstrated by recent deals with various power marketers to supply power to the City of Dover, Town of Easton and Old Dominion Electric Cooperative, all of which are TDUs receiving transmission service from DP&L.

               Nonetheless,  assuming that these reported  increases in HHI were a valid indication of the actual increase in market concentration as a result of the proposed merger, I believe that these increases in the HHI reported for the TDU hub and Eastern PJM markets would not suggest that the merger will lessen competition within the merging companies' relevant markets when other relevant factors are considered. Specifically, there are several aspects of the existing market structure that make it unlikely that suppliers will be able to coordinate their pricing and output decisions in an effort to collectively exercise market power. First of all, the differences among suppliers' production costs and the amount of available generating capacity are likely to result in significant divergent interests which make coordinated behavior unlikely. Furthermore, under the existing market structure, an electric utility that is a seller one day may be a buyer the next. Therefore, a higher market price would not necessarily be in its best interests. Furthermore, a significant portion of the merged company's installed capacity would be in generating units in which it is a joint owner and has a minority interest and, as such, it would be unable to unilaterally use this capacity to attempt to exercise market power. These factors suggest that the reported market shares for the merged company and for other suppliers in the market overstate their true influence with the market and that the resulting market concentration levels and increases in HHI from the proposed merger are overstated. Therefore, I believe that the calculated increases in the HHI from the merger should not be considered reliable indicators of reduced competition within the merged company's non-firm markets.

               I also note the maximum market share for the merged company for the four hub and spoke and the transmission constraint based geographic markets is only 14.5%, well below the FERC's 20% threshold. Thus, the merged company has little ability to exercise any market power unilaterally. Since passage of the Energy Policy Act of 1992, the competition from nearby, much larger, utilities with DP&L and AE to serve the TDUs further supports my conclusion that exercise of market power through collusion with these dominant players in the market is unlikely.

10.    Q:      Turning now to your analysis of a  restructured  PJM market, what are your results?

       A: As noted above, the merged company has no uncommitted capacity. To the degree that there is a firm bulk power market in a restructured PJM, the merged company is unlikely to have any uncommitted capacity that it could make available to this market; therefore, the merger would not lessen competition in these PJM and Eastern Zone markets.

               Regarding the market for energy, I evaluated the impact of the merger on competition for energy under a restructured PJM in the entire PJM area and in the Eastern Zone of PJM.


               For the entire PJM geographic market, I found the following results:



                                       Newco            HHI Post-            HHI         Market              Pass
       Capacity Measure             Mkt. Share            Merger          Increase    Concentration          Screen

Total                                  7.9%                1185              30        Moderately             Yes
Intermediate                           6.3%                1450              19        Moderately             Yes
Base & Intermediate                    5.3%                1141              14        Moderately             Yes
Intermediate & Peaking                 9.7%                1276              44        Moderately             Yes




     My results for the Eastern PJM geographic market are as follows:



                                       Newco           HHI Post-           HHI                 Market               Pass
       Capacity Measure             Mkt. Share           Merger          Increase           Concentration          Screen

Total                                  14.1%              1435              76        Moderately                    Yes
Intermediate                           9.3%                920               0        Unconcentrated                Yes
Base & Intermediate                    7.1%               1139              12        Moderately                    Yes
Intermediate & Peaking                 16.9%              1609             119        Moderately                     No



               My analysis of the restructured PJM for both of the merged company's relevant geographic markets indicates that the proposed merger will result in an increase in market concentration as measured by the HHI that is just above the safe harbor threshold of 100 for a moderately concentrated market specified in the Horizontal Merger Guidelines for just one capacity measure, i.e., intermediate and peaking capacity. And this is for the most narrowly defined market, the Eastern PJM market, which is a relevant market only during those periods when the Eastern Interface is constrained. When the Eastern Interface is unconstrained, a broader geographic market definition is appropriate and, based on historic data, a broader market definition would be appropriate for approximately 96% of the year. Furthermore, my Eastern PJM analysis is extremely conservative because I have only considered the 6,900 MW transfer capability of the 500 kV system. PJM estimates a total transfer capability over the Eastern Interface for all transmission facilities of approximately 10,000 MW, which would reduce the increase in HHI for this market from 119 to 105.

               Possibly the most clear cut evidence that the merged company will not be able to exercise market power is that, for both relevant geographic markets and all of the capacity measures considered, the merged company's market share is below the 20% level that the FERC found in Public Service Co. of Indiana was an indicator of a lack of market power. As noted above in connection with the existing market structure analysis, this small market share indicates that the unilateral exercise of market power by the merged company is unlikely.

11.    Q:      What other factors did you consider  regarding the competitive effects of the merger on the restructured PJM market?

       A: If the merged company will not be able to unilaterally exercise market power, the only way in which the merger could lessen competition would be if it would make the collective exercise of market power more likely. However, there are several aspects of the restructured PJM market that indicate that an increase in the HHI that is just above the safe harbor threshold does not indicate that suppliers would be able to collude in an effort to increase market prices. In general, for suppliers to collude successfully and, by doing so, to increase market prices, they must be able to reach terms of coordination that are profitable to the suppliers involved and to detect and punish deviations that would undermine the coordinated action. Factors that tend to facilitate collusion are: (1) a frequently repeated auction for a homogenous product under similar demand and supply conditions; (2) intimate knowledge of a rival's operating costs; and (3) almost immediate knowledge of a rival's actions. The first two factors facilitate collusion by making it easier to anticipate a rival's likely actions and the third factor limits the ability of suppliers to cheat on any tacit or formal agreements, since rivals would be able to quickly respond to any cheating and, as a consequence, to limit the profitability of cheating or undercutting market prices.

               Coordinated   behavior  among  suppliers  that  produces  an
               increase in market prices is likely to be difficult in the restructured PJM market, given the difficulty of reliability forecasting industry demand, output levels, and the prices to be offered by competitors and the significant incentives provided by the bilateral market for rivals to cheat on any tacit or explicit pricing agreements. Therefore, given the insignificant increase in market concentration from the merger in all cases but one, the merged company's relatively small market share in all cases, and the many factors that promote competition within the restructured PJM market, I find that the proposed merger would not lessen competition in a restructured PJM market.

12.    Q:      Are there other factors which  indicate that the merger will not have anticompetitive effects in either the current PJM market of the future restructured PJM market?

       A: To the limited extent the HHIs in the market analyses I have developed exceed safe harbor levels or are in the area raising competitive concerns, they do so for very limited periods of the year and only on a border line basis. As shown in my report (Exh. No. ____ (JCD-1) at pages III-3 and 4), these HHIs are far below the levels which have caused DOJ to file objections to mergers on the basis that the merger would substantially lessen competition. Such treatment confirms my own analysis provided above that this proposed merger will not have anticompetitive consequences.

               In connection with the HHI data and the market share data, I also note the small size of the merged company on a post-merger basis relative to the other PJM members. The large size of these other utilities (and not the small size of the merged company) accounts for the market concentration results. In this respect, rejection of the merger based on relatively small HHI increases would elevate form over substance and have the effect of dampening rather than promoting competition. The reasons are simple. First, the merged company has a much better chance of remaining independent of its larger neighbors than either DP&L or AE on an unmerged basis. Second, with its combined resources, the merged company will be better positioned to compete with its large utility neighbors than would either DP&L or AE standing alone. Thus, the merged company will promote the existence of robust competition in the PJM region, and denial of the merger would actually have the opposite effect and reduce the level of competition in the PJM region.

               Denial of the merger  would  cause this loss of  competition and would be inappropriate given certain other factors which show that the merger could not cause anticompetitive harm. These include the following. The higher HHIs occur only during brief periods of the year for limited products. There is ease of entry into the generation market at least on a longer term (four year) basis. The TDUs in DP&L's service area have been extremely successful in obtaining power from non- DP&L sources within PJM with the result that actual market experience demonstrates that DP&L, in fact, lacks market power over its TDUs. Those TDUs which continue to take sales service from DP&L do so under contracts which remain in effect until after the end of the four year entry period and are covered by a "hold harmless" commitment by DP&L and AE; thus, they are insulated from any possible exercise by the merged company of market power. In short, this merger will produce procompetitive benefits without causing any anticompetitive harm.

13.    Q:      Have you also analyzed the Long-Run Bulk Power Market?

       A:      Yes, I have.  In Appendix B to my report,  I have  evaluated the competitiveness of the long-run bulk power market and assessed whether the merging companies were able to erect or maintain any barriers to entry. I found that the merging companies could not control any barriers to entry and a significant amount of empirical evidence that indicates a competitive long-run bulk power market. Therefore, the proposed merger will not reduce the competitiveness of the long-run bulk power market.

14.    Q:      What did you find when you analyzed the merged company's market power as a buyer?

       A: The proposed merger will not cause the merged company to have any market power as a buyer in the short-run or long-run bulk power markets. First of all, the merged company will represent a relatively small portion of the market with its load representing approximately 9% of the 1995 peak load in the PJM area. Furthermore, the merged company's joint comparable services transmission tariff will ensure that it is unable to exert any market power over any supplier that is located or intends to locate in the merged company's service territory. Finally, under a restructured PJM, the merged company will be unable to exert market power as a buyer, because suppliers will be free to offer their output to an Independent System Operator (ISO) or to other load serving entities under a bilateral contract. Clearly, the merged company will be unable to exercise market power as a buyer in either the short-run or long-run bulk power markets.

15.    Q:      Have you also analyzed Transmission Market Power?

       A: Yes. Both DP&L and AE have filed open access transmission tariffs that conform with FERC Order No. 888, and in granting both these companies authority to charge market-based rates for generation services, the FERC found that the companies meet "the Commission's transmission market power standard for approval of market-based rates." Therefore, FERC's open access transmission tariff requirement and the joint open access tariff submitted herein mitigate sufficiently any concerns regarding market power in the transmission services market. Furthermore, I find that, in general, the transmission facilities owned by DP&L and AE do not represent strategic transmission paths that prior to the merger provided prospective customers or competitors with an alternative to the transmission services offered by the other merging company. To a large degree, both DP&L and AE are geographically isolated. Given their location at the eastern end of the PJM pool with no utilities connected to the east and the majority of the PJM pool generation to the west, their transmission facilities do not represent major transmission paths that are used by other electric utilities to access bulk power supplies. Their transmission facilities are used instead to connect the two companies to adjacent electric utilities and are used primarily to move their generation in jointly-owned units located outside of their service territories. Finally, under PJM restructuring, it is likely that all major transmission facilities will be controlled by an ISO. Thus, even if these facilities were of strategic value, the merged company would not be able to use them to attempt to limit access to competitors. Therefore, the merger will not provide the merged company with market power in the transmission market or adversely affect the competitiveness of the bulk power markets in which the merging companies compete.

16.    Q:      Did you also review the merger's implications on retail
               competition?

       A: Yes, I did. In general, there are five primary areas of retail competition that exist under the current market structure which potentially could be affected by this merger. These areas, which are discussed in more detail in my report, include: industrial location competition; fringe area competition; interfuel competition; franchise competition; and yardstick competition. Finally, in testimony submitted in the Docket pertaining to the proposed merger between PEPCO and BG&E (Docket Nos. EC96-10-000 and ER96-784-000), a staff witness evaluated the impact of the proposed merger on "retail access", i.e., competition between suppliers to sell power to retail customers. Therefore, I also addressed whether such an analysis is appropriate in light of the current retail market structure.

               For reasons explained in my report, I found that, the merger of the two utilities in this case will not have a significant effect on retail competition, either in the region or within the two utilities' service areas.

17.    Q:      Does this conclude your testimony?

       A:      Yes, it does.






         Atlantic City Electric Company & Delmarva Power & Light Company
                           FERC Docket No. EC97-7-000
         Supplemental Testimony of John C. Dalton Exhibit No. __ (JCD-3)
--------------------------------------------------------------------------------


                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION


                            SUPPLEMENTAL TESTIMONY OF
                                 JOHN C. DALTON
                               FILED ON BEHALF OF
                         ATLANTIC CITY ELECTRIC COMPANY
                                       AND
                         DELMARVA POWER & LIGHT COMPANY


     1. Q: Are you the same John Dalton who has previously offered testimony in this proceeding?

     A: I am.

     2. Q: What is the purpose of your present testimony?

     A: I describe the significance of interconnected PJM operation under a PJM open-access tariff to the competitiveness of the markets in which the merger applicants, Atlantic and Delmarva, operate. I also sponsor and explain a new competitive analysis, Exhibit No. ___ (JCD-4), which I prepared in accordance with the requirements of Appendix A of the Commission's Merger Policy Statement. I also address additional considerations which relate to curbs on market power which were discussed in the Commission's Policy Statement and the Department of Justice/Federal Trade Commission Merger Guidelines.

     3. Q: Have you reviewed the PJM transmission tariff as sponsored by the nine "Supporting Companies" and as filed with the Commission on December 31, 1996?

     A: I have. The Commission issued an order on February 28, 1997 allowing the Supporting Companies' Tariff to become effective subject to a single exception and subject to a hearing.

     4. Q: What is the effect of that tariff on the dimensions of the geographic market for use in your market power analyses?

     A: That tariff, together with the three revised 500 kV transmission facility agreements, transforms PJM into a networked open-access transmission highway for all utilities located within and adjacent to the PJM Interconnection. The filing contains the following features of particular relevance to the size of the geographic market:

     Elimination of rate pancaking: PJM is divided into ten zones encompassing the transmission service areas of the ten PJM members with 10 zonal rates based on the respective transmission costs of the ten members. However, there will be no pancaking of rates for inter-zonal transactions. Any inter-zonal transaction will pay a single zonal rate. This will be a destination rate; i.e., the transmission charge will be the rate for the zone to which the power is delivered. This single zonal rate, either a network rate or a point-to-point rate, will apply to all energy deliveries to a load in that zone, regardless of the number of zones which are traversed and regardless of whether the power originates within or outside of PJM. The network rate will be based on a load ratio share of the annual transmission revenue requirement in the zone. The firm point-to-point transmission rate is a pool-wide postage stamp rate based on a sum of the individual zones' annual revenue requirements divided by the sum of the 12 coincident peak demands in each zone. Ancillary services will also be supplied on a non-pancaked basis within the PJM Control Area.

     Network and point-to-point rates: The PJM tariff provides for both network and point-to-point rates, each computed as described above. The network rate is an umbrella transmission rate that encompasses the totality of the network user's purchases. Point-to- point rates would apply to users who prefer to purchase transmission services on a transaction-by-transaction basis.

     Elimination of charges for non-firm point-to-point service:

     PJM will provide non-firm point-to-point transmission service without a transmission charge.

     Elimination of charges for pancaked losses: There will be no pancaking of losses from utility to utility or from zone to zone.

     Open-access 500 kV agreements: The three 500 kV agreements:

             the Lower Delaware Valley ("LDV") Agreement, the Extra-High Voltage ("EHV") Agreement, and the Susquehanna Eastern ("SE") Agreement would be modified to eliminate previously effective conditions on the use of those facilities, establish that use is to be determined in accordance with the PJM open-access tariff, and provide for the recovery of each owning utility's 500 kV costs through that utility's zonal rate.

     5. Q: What are the specific effects of these changes on your market power analyses?

     A: These changes have two parallel specific, tangible effects on the Atlantic and Delmarva TDUs. Under PJM network service, Vineland -- Atlantic's only TDU -- will incur the same transmission cost and incur the same transmission losses whether it purchases power from Conectiv or from the most geographically remote PJM generating resource. Also, Delmarva's several TDUs will incur the same transmission cost and incur the same transmission losses whether they purchase power from Conectiv or from the most geographically remote PJM generating resource.

     6. Q: What do these changes signify with respect to the transmission cost element of the delivered price test you have performed?

     A: For purposes of transmission cost, Atlantic and Delmarva and the other PJM members have converted PJM into a single integrated power market.

     7. Q: Does the new PJM tariff provide for bid-based pricing?

     A. It does, subject to two conditions. First, bids must be based on costs. Second, members must bid all their units; i.e., no unit can be withheld from the market. As a consequence, no member may exert market power within PJM by withholding supply to the PJM market.

     8. Q: May non-PJM members bid into the PJM dispatch?

     A: Yes. They may do so on a price basis if they have market-based rate authority and on a cost basis if they lack that authority.

     9. Q: How will PJM handle transmission constraints?

     A: When a constraint occurs, PJM will invoke congestion pricing, which along with the requirement that bids be based on costs, will prevent any participant from obtaining or exerting market power over a constrained interface. In addition, the tariff provides mechanisms to facilitate the construction of transmission facilities.

     10. Q: Please explain.

     A: Congestion  pricing will limit any supplier's ability to control prices.
When  congestion  occurs,   PJM-established   congestion  prices  apply  to  all
generating units and loads in the congested zone.

     11. Q: Did you consider congestion pricing in your market study?

     A: Yes, indirectly. Under the congestion pricing framework that has been proposed by the Supporting Companies, congestion prices would be based on differences between locational marginal prices. In our analysis, we have recognized that the Eastern Interface represents a limit on the transfer of power from the central and western PJM zones into eastern PJM. As discussed, we have considered this limit in our analyses and recognized that once this interface is constrained the Eastern PJM represents a separate market and that while economic capacity from the west and central zones will continue to be supplied to Eastern PJM, the delivered price that this capacity receives will be different than that received by Eastern PJM capacity.

     12. Q: Did the Commission allow the Supporting Companies' congestion proposal to become effective immediately?

     A: No. This is the single exception I referred to earlier. The Commission ordered PJM to implement the PECO Energy congestion proposal "for interim implementation" only because of unresolved questions on how to implement the Supporting Companies' proposal.

     13. Q: Does the Commission's temporary implementation of PECO Energy's congestion proposal affect your conclusion that Conectiv could not exercise market power during periods of constraint?

     A: No, for two reasons. First, the PECO Energy congestion proposal, along with bidding rules, will also prevent Conectiv from exploiting constraints to exercise market power. Second, the Commission order indicates that the Supporting Companies' proposal is likely to be adopted after a conference is convened to explore and resolve certain technical issues.

     14. Q: Does PJM intend to evolve eventually to bidding based on price rather than cost?

     A: Yes. It is contemplated that PJM will evolve toward true price- based dispatch, but that change would take place on or after the next PJM restructuring filing submission and only with Commission approval. I have explained at length in my original report (Exh. No. ___ (JCD-1) at IV-22 to IV-25) that Conectiv will not be able to exercise market power in such an arrangement. Also, the initiation of price-based dispatch in PJM will require and be subject to a specific Commission finding that the PJM bid-based pricing arrangement will not give any participant, including Conectiv, the opportunity to manipulate prices or exercise market power in any other way.

     15. Q: In your original report, you described two of your studies as based on the PJM restructuring proposal. Since the PJM restructuring filing was not accepted by the Commission, are those studies valid?

     A: Yes. Even with only the transmission component of the PJM restructuring plan in place as a result of the Commission's February 28th order and without the other PJM restructuring components, my analyses are valid due to the previously discussed PJM tariff features, including the elimination of rate and loss pancaking, and the fact that PJM is centrally dispatched based on least cost. However, while those studies continue to be valid, they are not in all respects the kind of analysis required by Appendix A to the Merger Policy Statement. Therefore, I rely only on the uncommitted capacity analysis from Exhibit No. ___ (JCD-1).

     16. Q: What is Exhibit No. ___ (JCD-4)?

     A: This is my updated competitive analysis prepared in accordance with the Commission's Merger Policy Statement and its January 15, 1997 directive that the Applicants submit a competitive analysis meeting the requirements of Appendix A to that Statement.

     17. Q: Will the merger of the Applicants have anticompetitive consequences?

     A: It will not. The proposed merger will not lessen competition in any of Conectiv's relevant markets. In fact, the merger will promote competition because it will strengthen the ability of Atlantic and Delmarva to compete with their larger PJM neighbors.

     18. Q: Will the merger reduce the competitiveness of the long-run capacity markets?

     A: No, it will not. As shown in my original report, Exhibit No. ___ (JCD-2) at pages B-1 through B-8, there are no entry barriers to the markets in which the Applicants operate. Hence, the proposed merger will not reduce the competitiveness of the long-run capacity markets.

     19. Q: Will the merger reduce the competitiveness of the short-run firm capacity markets for sales of a year or more?

     A: No, it will not. The Applicants are projected to not have any uncommitted capacity during the short-run period, which consists of the first four years after the merger is completed, i.e., 1998 to 2001. All the Applicants' capacity will be needed to serve their own and contractual loads. Indeed, each Applicant must purchase from others in order to have enough capacity to meet its service requirements. As a consequence, the Applicants have a zero share of this market.

     20.  Q:  Did  you  evaluate   whether  the  proposed  merger  would  lessen
competition in the non-firm energy markets?

     A: Yes. I used the merger policy statement's competitive screen analysis to determine whether the proposed merger would lessen competition in Conectiv's relevant geographic markets for this product. After first identifying the relevant product as non-firm energy, I then identified the customers likely to be affected by the merger (at pages 2-5 and Tables 1-3). The next step was to perform the delivered price test using variable production cost data from the FERC Form No. 1 to determine the suppliers who are within the geographic market (at pages 5-6 and Tables 4 and 5).

     21. Q: How did transmission and ancillary services charges affect the delivered price test?

     A: As noted above, the PJM tariff eliminates the pancaking of transmission charges and losses and also makes ancillary services available through the Pool. Thus, suppliers from within PJM seeking to serve a specific market within PJM will incur the same transmission and ancillary service charges and the same level of losses regardless of where the supplier is located. Thus, these factors do not affect the delivered price test as applied to suppliers located within PJM (see page 7 and Table 6). Of course, these factors do affect suppliers outside of PJM such as Consolidated Edison.

     22. Q: Are there restrictions on the physical deliverability of power within PJM?

     A: Yes. Constraints arise at certain infrequent periods at different load levels, as discussed at pages 7 and 8 of my report. These constraints occur at unique transmission points or at interfaces such as the so-called Eastern Interface which divides the eastern subregion of PJM from PJM's central and western zones. These constraints, when they occur, limit the amount of power which may be imported to the eastern PJM utilities from western PJM markets, and cause the eastern PJM subregion to become a distinct geographic market. The constraints do not shut off eastern PJM from the western and central PJM zones. However, the constraints do limit the amount of power from central and western PJM that can supply the eastern PJM market, and thus require off-cost dispatching of eastern generation or importing energy from New York to meet some limited part of that eastern PJM load.

     23. Q: How does your determination of transfer capability in your present report differ from the determination in your original November 1996 report?

     A: It differs in two key respects. First, the original report focused primarily on 6,900 MW, the transfer capability of the Eastern Interface 500 kV facilities, and considered the combined transfer capability of both the 500 kV facilities and the below 500 kV facilities only in sensitivity analyses. However, both a valid application of the delivered price test and recognition of the effect of the new PJM tariff required that in this report we assess the transfer capability of the Eastern Interface as a whole inclusive of both the 500 kV facilities and the below 500 kV facilities.

     Second, in the first report we employed a static transfer capability. In this report, we recognize that the transfer capability of a voltage maintained interface varies depending on system conditions such as load, available generation, location of generation resources, and the use of certain capacitor banks.

     24. Q: How did you determine the transfer capability of the interface?

     A: I evaluated the transfer capability of the interface at different load levels through an equation which is explained in Appendix 1 to my report. In the equation, we used load as the variable to predict changes in transfer capability. The electronic file included with this filing containing the source data for Appendix 1 plus other documents pertinent to Appendix 1 is entitled TCF/cast.

     25. Q: How does load affect the transfer capability of the interface?

     A: Load reflects the conditions which affect Eastern Interface transfer capability. We used 56% of total PJM load to represent the Eastern PJM load based on information supplied by Mr. Mitchell and Mr. Morris and also because as load in PJM increases, load in the east typically grows at the same rate. If eastern generation dispatch follows the load increase thereby supporting system voltage, then the Eastern Interface capability also increases as a consequence of the strengthening of system voltage. Also, generally, as load increases, the lines making up the interface are more evenly used and that distribution of use tends to increase the interface capability. In addition, the PJM system operators will, as needed, utilize the capacitor bank capability referred to in the Mitchell and Morris testimony to improve flows, and therefore, increase the interface transfer capability. There are 33 capacitors at the Eastern Interface which can increase transfer capability by 1,450 MW. Since the capacitors are used as needed to serve the load, the load data reflect this capacitor use. Finally, as explained in the testimony of Mr. Mitchell and Mr. Morris, the impact of generation on transfer capability is affected by the actual units on line and their location within PJM. Therefore, there is likely to be greater variability in the transfer capability associated with a specific generation level than for load.

     26. Q: Please explain Exhibit No. ___ (JCD-5).

     A: This exhibit was developed for the convenience of the parties to show on a single page the load levels and transfer capabilities used in the Exhibit No. ___ (JCD-4) analyses. As noted above, the transfer capability values which are shown in Columns (c) and (d) were developed through the formula set forth in Appendix 1 to Exhibit No. ___ (JCD-4).

     27. Q: Please explain the "best estimate".

     A: The"best estimate" forecast reflects our best estimate of what the transfer capability will be for a specific load level. This best estimate was developed by applying our forecast of load for 1998 for the Eastern PJM to the equation presented in Appendix 1 of Exhibit No. ___ (JCD-4). Our load forecast was based on the actual 1995 load data and the 3% projected growth in net energy forecast in the Mid Atlantic Area Council Regional Reliability Council EIA-411 Report dated April 1, 1996.

     28. Q: What is the purpose of the 95% confidence data shown in Exhibit No. ___ (JCD-5)?

     A: To reflect variations in the transfer capability of the Eastern Interface, we also developed a conservative estimate of the transfer capability based on a 95% confidence level. Because lower values for the transfer capability of the Eastern Interface reduce the amount of capacity offered by competitors in the relevant markets, we used in our analysis only the lower limit estimate of the transfer capability provided by this 95% confidence interval. This 95% confidence interval lower bound estimate of the transfer capability was developed by multiplying the forecast standard error by the appropriate value for the confidence interval desired and subtracting this number from the best estimate forecast.

     29. Q: Do you have any additional comments regarding the "best estimate" and 95% confidence interval estimates?

     A: Yes. Three aspects of these transfer capability forecasts should be emphasized. First, the 95% confidence interval analysis recognizes that variations from the best estimate forecast can result in transfer capabilities that are above as well as below the best estimate forecast. We ignored the confidence interval transfer capability values above the best estimate values since use of those higher values would provide cumulative and redundant evidence that the merger will not have anticompetitive effects. Second, a 95% confidence interval indicates a 5% probability that the actual transfer capability is above or below the best estimate. Therefore, the probability that the actual transfer values will not be less than those resulting from the analysis is 97 1/2%, i.e., 95% + ((5%) (50%)). Third, we are not suggesting that the values shown in Exhibit No. ___ (JCD 5) resulting from the confidence interval analysis will apply 95% (or 97 1/2%) of the time. We believe that the best estimate will apply most of the time, and that there is a 97 1/2% probability that any variations from the best estimate will not result in transfer values less than we have used in our analysis.

     30. Q: What additional support do you have for the use of these transfer capabilities?

     A: Off-cost generation occurs for multiple reasons. Although our earlier analysis of off-cost generation on the eastern side of the Eastern Interface indicated that it runs about 4% of the time (see Exhibit No. ___ (JCD-2), p. IV-18), our current analyses indicate that the Eastern Interface constraint causes off-cost generation to be run only approximately 1% of the time. Presented below are revised figures for the total number of hours that off-cost generation was run as a result of the Eastern Interface being constrained.

                           1994             1995              Jan-June 1996
                                                                    ----
New Value                     0               57                     125
Old Value                   597              109                     254

Also, a comparison of the historic experience regarding the total number of hours that the Eastern Interface is constrained suggests that our 95% confidence level estimate of the transfer capability for the interface overstates the amount of time that the interface is likely to be constrained. Mr. Mitchell and Mr. Morris present PJM load flow data and provide engineering testimony supporting these transfer capability values.

     31. Q: Aside from your best estimate and 95% confidence level estimate of the Eastern Interface transfer capability, what other data are shown on Exhibit No. ___ (JCD-5)?

     A: In Columns (e), (f) and (g), I show the PJM operator estimates of Eastern Interface capabilities at the specified Columb (b) load levels within a plus or minus 50 MW range. Column (e) contains the average of all operator estimates at each load level (not the average of the low and the high estimate at each load level). Column (f) shows the lowest operator estimate and Column
(g) the highest operator estimate at each load level. Mr. Mitchell and Mr. Morris describe the process under which these operator estimates were made and demonstrate that these estimates tend to understate actual transfer values. Exhibit No. ___ (JCD-5) provides a side-by- side comparison of my estimates with the PJM operator estimates.

     32. Q: Why are no PJM operator transfer capability estimates shown for Increments 10 through 14?

     A: The Appendix 1 equation, which was developed to generate the best estimate and 95% confidence level estimates as shown in Appendix 1 to my report, was applied to the entire PJM supply curve. Therefore, the best estimate and 95% confidence level estimate of the Eastern Interface transfer capability was provided for all segments of the supply curve, even the increments which represent extreme load conditions. Also, the total supply curve includes not only the generating capacity to meet the PJM load but also the generating capacity to meet the typical 15-25% reserve requirement. Thus, this portion of the supply curve reflects generating reserves which are used to maintain system reliability and are available to operate during peak periods when lower costs units are not available. The reason that there is no PJM operator transfer capability data shown for Increments 10 through 14 is that actual Eastern PJM load in 1995 did not reach the load levels indicative of Increments 10 through
14. Nevertheless, our analysis evaluated Increments 10 through 14 to reflect the transfer capability for the full range of existing resources in the supply curve and to reflect conditions which may occur under extreme load conditions as well as reserve requirements. This represents a more conservative and rigorous approach than the Commission has outlined in its Policy Statement, and as the Commission stated it is important to analyze market shares for all generating units at a price close to the competitive price in the relevant market. In that regard, the merging companies do own generating capacity within this portion of the supply curve. For those reasons, our analysis evaluated the entire supply curve and has shown that the merging companies will be unable to exercise market power anywhere along the supply curve.

     33. Q: Could you explain the results presented in Exhibit No. ___ (JCD-5)?

     A: Exhibit No. ___ (JCD-5) shows that both the best estimate and 95% confidence level estimate of the Eastern Interface transfer capability are reasonable estimates of the transfer capability as compared to PJM operator estimates. In all but one case, the best estimate forecast is well within the range of the minimum and maximum PJM operator estimates of transfer capabilities at each increment. The only increment in which the best estimate forecast is not within the range of the PJM operator estimates is Increment 9; however, our analysis has also evaluated the impact of the transfer capability at the lower bound of a 95% confidence level estimate and the Eastern Interface remains unconstrained. In addition, the 95% confidence level estimate for Increment 9 is below the minimum PJM operator estimate transfer capability. Therefore, our analysis is even more conservative than the PJM operator estimates would suggest is necessary.

     The 95% confidence level estimate of the transfer capability also compares favorably to the PJM operator estimates of the transfer capability. The 95% confidence level estimate of the transfer capability is lower than the actual minimum PJM estimate of the transfer capability for all but three increments (Increments 2, 3 and 7). However, if the minimum PJM operator estimate is used rather than the 95% confidence level estimate at those three increments, the results are the same (e.g., the Eastern Interface remains unconstrained and the post-merger HHI and increase in HHI analysis is the same) (see Exhibit No. ___ (JCD-6)). Therefore, the 95% confidence level estimate of the transfer capability is also a reasonable analysis compared to the operator estimates, and in most instances, is even more conservative than the minimum operator estimate.

     34. Q: Please explain Exhibit No. ___ (JCD-6).

     A: I discussed earlier the difference between the operator estimate of transfer values and my own best estimate and 95% confidence interval transfer values. Exhibit No. ___ (JCD-6) is a counterpart to Table 8 of Exhibit No. ___ (JCD-4), and documents my earlier testimony that the substitution of the minimum operator estimate of transfer values for Increments 2, 3 and 7 for my 95% confidence interval estimate does not result in a change in the HHIs.

     This is a significant result. Exhibit No. ___ (JCD-6) takes the lower of either my 95% confidence interval estimate or the lowest operator estimate and still shows a lack of anticompetitive effect resulting from the merger. These results assume even greater significance when it is considered that the operator estimate of transfer values is conservative and that the average of the operator estimates is appreciably higher than the operator's lowest estimate. Thus, Exhibit No. ___ (JCD-6) in combination with Exhibit No. ___ (JCD-5) and my principal Exhibit No. ___ (JCD-4) shows that our estimate of the transfer capability of the Eastern Interface is reasonable, and that even using the lowest operator estimate for the transfer capability at a specific increment, the merger will not confer any market power on Delmarva or Atlantic or on the two utilities combined.

     35. Q: Please continue your explanation of your delivered price test.

     A: As more fully explained in my report (at pages 8-9), we developed a supply curve based on the delivered cost of generation for each of the suppliers in the market. We considered a supplier as "in the market" only if it could offer a delivered price which did not exceed by more than 5% the delivered price established by the Applicants' plants.

     36. Q: For what capacity measures did you perform this analysis?

     A: I discuss capacity measures at pages 11 and 12 of the report. We performed the delivered price test for economic capacity, available economic capacity and total capacity. We did not perform a new test for uncommitted capacity because Atlantic and Delmarva do not have any uncommitted capacity.

     The results of this analysis for economic capacity are discussed at pages 12 to 15 of my report and shown on Tables 7-8. We developed this analysis based on a best estimate and a conservative estimate of Eastern Interface transfer capability at various load levels. Based on the same analysis, 1,700 MW of capacity was available from suppliers in New York State.

     37. Q: Is 1,700 MW of capacity available from New York suppliers?

     A: Yes. While actual historic import levels are below this level, this amount of capacity is available for delivery to eastern PJM (see page 13, ftn. 16 of Exhibit No. ___ (JCD-4)). The critical fact in competitive analyses is not only the historic imports but the ability of a supplier physically and economically to access a market. If the supplier has that ability, the potential of the supplier to enter the market affects and modifies the behavior of market participants and, in particular, limits their ability to raise prices above competitive market price levels. A comparison of variable production costs in New York and PJM indicates that New York suppliers would actually be able to deliver in excess of 1,700 MW of economic capacity to PJM that is competitive with PJM economic capacity at the load levels shown in my exhibit. Thus, this level of capacity is properly considered as a resource that diminishes any market power that Conectiv could have.

     38. Q: Are the HHIs resulting from this analysis within safe harbor levels?

     A: Yes, they are in every instance. The merged companies' market shares are also within acceptable levels as established by the Department of Justice's 35% leading firm standard and this Commission's 20% standard as employed in market-based rate cases. The highest combined market share for the merging companies is 15.7%.

     39. Q: Where are the results of the available economic capacity analysis explained?

     A: They are explained at pages 15-17 of my report and shown on Tables 10 and 11. The merging companies' share of available economic capacity is negligible.

     40. Q: Please comment on your total capacity analysis.

     A: The analysis is explained on pages 17 and 18 of the report and the results are shown on Tables 12 and 13. The results of this analysis are also within safe harbor levels and Conectiv's market share is only 12.4%.

     41. Q: What overall conclusion do you reach from these analyses?

     A: This merger is unlikely to reduce competition in any of the merging companies' relevant markets.

     42. Q: How do the results of your November Report compare with the results of the present analyses that you performed for the different capacity measures identified in Appendix A of the Merger Policy Statement?

     A: The analyses that we performed of a restructured PJM in our November 1996 Report provide results which are generally consistent with those achieved for the economic capacity analysis in our most recent report. See pages IV-34 through IV-38 of Exhibit No. ___ (JCD-2) for the results of our restructured market analysis presented in our November Report. I do note one difference. In our November analysis of the Eastern PJM market (for which we assumed a transfer capability of 6,900 MW for the Eastern Interface), the intermediate and peaking capacity measure produced an increase in the HHI of 119, which is higher than the safe harbor thresholds identified in the Horizontal Merger Guidelines. By contrast, the increases in HHIs for our economic capacity analyses that we performed in Exhibit No. ___ (JCD-3) were all below the safe harbor thresholds.

     The difference between these two analyses is explained by two factors. First, in our November analysis, we assumed a transfer capability for the Eastern Interface which is well below the level one would expect when intermediate and peaking capacity is being called upon. Secondly, in that analysis we were evaluating intermediate and peaking capacity only and did not consider the baseload capacity owned by suppliers. To profit from the withdrawal of intermediate or peaking capacity in an effort to increase market- clearing prices, a supplier must own a significant share of the operating capacity which has costs that are below the market- clearing price.

     By not considering the amount of baseload capacity controlled by Conectiv in the November analysis, we did not consider an important factor which is likely to influence whether the withdrawal of capacity is profitable.

     43. Q: What would have been the effect of considering baseload capacity in the November report?

     A: Conectiv has a relatively limited amount of baseload capacity. Therefore, had we considered the baseload capacity in the analysis, the increase in HHI as shown in our November 1996 report would have been considerably less. This point can be seen by comparing the results of that November analysis using the intermediate and peaking capacity and the total capacity measure, which combines baseload capacity with intermediate and peaking capacity. The increase in HHI from the proposed merger for the total capacity measure was 76 for a moderately concentrated market post-merger, compared to 119 for the intermediate and peaking capacity measure, which was also a moderately concentrated market post-merger.

     44. Q: How does the economic capacity measure outlined by the Commission in its Merger Policy Statement aggregate these different types of capacity?

     A: The economic capacity measure looks at all capacity controlled by suppliers that has a delivered price which is no more than 5% above the market price. Therefore, during peak periods when higher-cost peaking units would be expected to be establishing the market- clearing price, under the economic capacity measure, the vast majority of capacity controlled by the suppliers, including their baseload capacity, would likely be considered when determining the suppliers' economic capacity.

     45. Q: Does the policy statement require additional analysis if safe harbor levels are not exceeded?

     A: It does not. Since the merger will not result in HHI increases in excess of safe harbor levels, there is no need to provide that analysis.

     46. Q: Would you nevertheless comment on the policy statement's treatment of short-lived market concentrations arising from temporary constraints?

     A: Yes. The Commission has stated that short-lived concentrations could be acceptable if the merged utility cannot control prices during those periods of concentration or if there are multiple sellers in the market.

     47. Q: Could Conectiv control prices during periods of transmission constraint?

     A: It could not for two reasons. First, as I have already testified, Conectiv's relevant markets will be workably competitive even during periods of constraint. Second, as I have already testified, PJM rules and bidding requirements would also prevent any utility, including Conectiv, from exercising market power during periods of constraint.

     48. Q: During periods of constraint, are there multiple sellers into the eastern PJM market?

     A: As shown on Tables 7-10 of my report, Conectiv's market share will be small under all scenarios. This indicates that multiple sellers would be present in the market.

     49. Q: Does the policy statement refer to de minimis concentrations?

     A: Yes. The statement does refer to de minimis concentrations, although it does not define what constitutes de minimis. Based on the analyses I have performed, Conectiv has no market power, even in de minimis amounts for very brief periods.

     50.   Q:   Please   summarize   your   testimony   regarding    short-lived
concentrations.

     A: The policy statement indicates that short-lived HHIs above the Department of Justice screening levels are not an indication of market power and may be tolerated if there are other sellers in the congested market or if the merged company cannot control prices. In this instance, both policy statement criteria are satisfied: the merged company has a relatively small share of the congested non-firm energy markets, and further will have no control over pricing in those markets when they are congested.

     51. Q: Does the policy statement also advise that additional analysis based on considerations cited in the Department of Justice merger guidelines could also establish that a merger will not harm competition even if concentration levels exceed safe harbor levels?

     A: It does. I have conducted such an analysis even though in this instance concentration levels are comfortably below safe harbor levels. For example, in our November 1996 Report (Exh. No. ___ (JCD-1)), I addressed the potential for entry and found that there were no barriers to entry that could be used by Conectiv to limit competition in the long-run.

     52. Q: Do the merger guidelines view a relatively small market share as reducing the effect of high HHIs?

     A: Yes. As noted above, the merged company's highest market share is 15.7% under one capacity measure and is below this Commission's 20% and the Department of Justice's 35% market share test for indicating market power. Companies with relatively small shares of the total market will not easily be able to influence prices, even where markets are highly concentrated. Thus, under the Department of Justice guidelines, a relatively high increase in the HHI is offset when the merged company has a relatively small share of the market.

     53. Q: Is the opportunity to collude a relevant factor?

     A: Yes. The threat to competition is regarded as reduced where there is little risk of collusive behavior by the merged company and others. There is no opportunity for Conectiv to collude with other suppliers. As noted above, prior to conversion to bid-based dispatch based on price, dispatch will be based on costs without the opportunity to withhold generation from the market. A future conversion to bid-based dispatch based on price cannot occur except by order of the Commission after a Commission determination that price based dispatch will not create the potential to engage in collusive behavior (see Exhibit No. ___ (JCD-1) at IV-12 and IV-13, App. A at A-3 to A-5).

     54. Q: Will Conectiv have control over its entire portfolio of generation?

     A: No. A significant portion of the generating capacity of Delmarva (16.1%) and Atlantic (26%), the two smallest PJM members, is in the form of small shares in very large generating units (i.e., minority interests which effectively preclude Delmarva and Atlantic from being able to control the operation of these units) -- the Keystone and Conemaugh coal stations and the Peach Bottom, Salem and Hope Creek nuclear stations. These units are operated by PJM's much larger members (see Gerritsen Testimony at 21 and Table 14 of Exhibit No. ___ (JCD-4)). The Applicants have no control over the electric output of these stations and no way of limiting that output as a way of influencing prices. While I have counted the Applicants' ownership shares of the jointly-owned generating capacity in computing market share and market concentration data, the consequence is to overstate the Applicants' market influence (see Exhibit No. ___ (JCD-1) at IV-13).

     55. Q: Does the actual market experience of the Conectiv transmission dependent utilities demonstrate the existence of competition?

     A: Yes. Atlantic's only TDU, Vineland, and two of Delmarva's TDUs, Dover and Easton, are not requirements customers. In the immediate past, these TDUs have operated under Interconnection Agreements pursuant to which (i) they had the opportunity to share in many of the benefits of the PJM pool, and (ii) they have been able to make and, in fact, for several years have made, many of their own power supply arrangements.

     The DEMEC members and ODEC are partial requirements customers who have made extensive power purchases from non-Delmarva sources, which shows that Delmarva lacks market power over those TDUs. These factors and the contracts they have been able to negotiate with Delmarva are described in Mr. Gerritsen's initial testimony.

     56. Q: Do the guidelines recognize that a merger can produce procompetitive benefits?

     A: Yes. The guidelines also recognize that "the pricing benefit of mergers to the economy is their efficiency-enhancing potential which can increase the competitiveness of firms and results in lower prices to consumers" and that "[s]ome mergers that the Agency otherwise might challenge may be reasonably necessary to achieve significant net efficiencies" (Guidelines at ss.4). The Commission also observes in the merger policy statement (at 20) that "some merger proposals may strengthen weak firms and create stronger competition." Atlantic and Delmarva are the two smallest PJM members and the two utilities combined will still be the smallest in the PJM pool. Nevertheless, with its merged resources, Conectiv will be better able to competitively challenge the much larger PJM participants. Thus, the merger will promote competition rather than suppress it.

     In addition, Conectiv has a much better prospect of remaining an independent competitive force in PJM than Atlantic and Delmarva operating separately. The net effect of denying the merger could be to cause both utilities to be lost as independent participants in the PJM market through takeover by their much larger PJM neighbors.

     57. Q: Please comment on the policy statement's mitigation analysis.

     A: The Commission has indicated that an otherwise objectionable merger can be approved if the merger applicants adopt steps to mitigate their market power. Even though this merger satisfies safe harbor criteria, the policy statement's mitigation analysis provides additional support for approval of this merger.

     58. Q: What remedial steps have Delmarva and Atlantic already taken?

     A: Delmarva has already undertaken the expansion of the Red Lion Substation, which will be completed by May 31, 1997, which will decisively increase the access of on-Peninsula loads to off-Peninsula generating sources. Applicants have joined in the December 31, 1996 filing of a PJM-wide tariff. That filing does not prohibit the merged company from using congested transmission paths, which is a mitigation measure considered by the policy statement. However, the PJM filing meets the objective of the Policy Statement in that it deprives the merged company of any control over the use of a congested path, over the pricing of transmission service over the congested path and over the pricing of generation sold over the congested path.

     59. Q: Does the new PJM tariff produce any other mitigation benefits?

     A: As I have already mentioned, the requirement that bids be based on costs and that all generation be bid in the new PJM tariff will prevent the merged company from exercising any control over prices during periods of constraint, and a conversion to price based dispatch will not occur except upon a Commission finding that the conditions associated with price base dispatch will not create anticompetitive effects. In addition, PJM pricing rules emulate some of the benefits derivable from real-time pricing as described in the Policy Statement. Therefore, the PJM tariff has the same counterbalancing effect on market power as real-time pricing. The Commission has also stated that remedial steps should directly address market power over the provision on generating services. The PJM tariff and the cost-based bidding requirement eliminates any potential Conectiv might have to exercise market power in the short-run energy markets during periods of transmission constraint. The PJM tariff, through elimination of pancaking of rates and losses and through making the PJM 500 kV facilities available on an open- access basis, has created a true open-access transmission arrangement which extends over one of the largest population areas in the country. Greatly expanding the boundaries of the geographic market, the tariff converts the entire PJM interconnection into a massive competitive arena.

     60. Q: Have Delmarva and Atlantic committed to the formation of a PJM ISO?

     A: They have. The Commission regards an ISO as a major mitigation measure.

     61. Q: Please summarize pages 20 to 27 of your testimony.

     A: I have considered various factors, as well as mitigation measures, which are viewed as having the effect of mitigating the effect of HHI scores that exceed safe harbor levels. Although this type of analysis is not needed for the Conectiv merger, since HHI scores do not exceed safe harbor levels, the analysis nevertheless provides an additional basis for approval of the merger.

     62. Q: Do you have any other summary comment on your testimony?

     A: Yes. The screening analysis prepared at the direction of the Commission provides a conclusive showing that these two utilities, the smallest PJM members on a stand alone basis or on a combined basis, have no market power. The PJM tariff converts PJM into one of the largest electricity markets in the world. All of the HHI and market share results for the entire PJM market show that the merged companies have no market power. The Eastern Interface constraints, which occur only 1% of the hours of the year, do not change that result. Thus, with Eastern PJM viewed as a separate market, the merged companies still have no market power. The voltage affected transfer capability of the Eastern Interface has been accounted for in our analysis through our own estimates of transfer capability, and has been shown to be reasonable when compared to the PJM operator transfer capability estimates which understate the interface's actual transfer capability. Even on the basis of the lower of the values in my own analysis or in the system operator estimates, the results show that the merging companies lack market power and that the proposed merger will not adversely affect the competitiveness of the Eastern PJM market, the narrowest conceivable geographic market definition. These companies as they are now constituted or as they will be constituted post-merger are simply too small relative to other PJM members and operate in too large a market to possess market power or to adversely affect the competitiveness of their relevant markets. As I previously testified, the effect of this merger on competition will not be to diminish it, but rather to enhance it.

     63. Q: Does that complete your supplemental testimony?

     A: It does.